SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 22 July, 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of Ireland

Further to RNS No. 1347V issued on 3 July, Bank of Ireland announces that Mr. Patrick O'Sullivan, recently elected non-executive director is also a non-executive director of Man Group plc and Collins Stewart plc.

It is also confirmed that there are no further details requiring disclosure under paragraph 6.6.7 (2) to (6) of the Listing Rules in relation to Mr. O'Sullivan or Mr. Molloy, recently appointed Governor (Chairman).

Contact:

John Clifford, Group Secretary
+ 353 1 6043472

22 July 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date:  22 July, 2009